January 11, 2006



Mail Stop 6010

Leonard Foxman
Chief Executive Officer and President
Eagle Test Systems, Inc.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089

Re:	Eagle Test Systems, Inc.
	Registration Statement on Form S-1
	Filed December 20, 2005
	         File No. 333-130521
Dear Mr. Foxman:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please confirm that your responses to all of our previous comments remain accurate and current as if the comments were issued in this letter.
Graphics
2. Please provide independent, objective support for the statements you make in the text in your graphics, including:
* the ETS-200T being the "ideal solution,"
* the ETS-364 offering "superior parallel test capability" and
* that you are "the leader," including evidence that there are no other industry leaders.
Summary, page 1
3. Please tell us what criteria you used to ensure that the customers identified on pages 1, 27, 41 and 48 objectively represent your customer base and whether you named all the customers that satisfies the criteria.
4. We note the comparative language under "Our Solution to Lower Cost-of-Test" and here and on page 43. Please clarify against whom you are comparing yourself, and provide us support for your statements.
5. In the fourth bullet point in your growth strategy, you explain that "through new product introduction...we have recently begun..."
However, your products described on page 46 do not appear to include any new products since 2003. Please revise or advise.
Our Corporate Information, page 3
6. Please confirm that your Delaware merger will occur before your registration statement is effective and that the Delaware corporation will sign the registration statement.
The Offering, page 4
7. Please disclose here and under "Use of Proceeds" your affiliate`s relationship with TA.
If we fail to maintain adequate internal control, page 11
8. Please tell us why you removed previous disclosure regarding the need for improved controls.
Certain of our principal stockholders will receive a material benefit, page 17
9. With a view toward clarified disclosure in the appropriate section of your document, please tell us the purpose of each step of the conversion and redemption.
Capitalization, page 22

10. "Cash, cash equivalents and marketable securities" is not a component of the capitalization disclosure. Please revise to remove that caption from the capitalization table.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 30
Stock-Based Compensation, page 31
11. You disclose that you anticipate adopting SFAS 123R on October
1,
2005. Please update the disclosure to more specifically address the method and impact of adopting SFAS 123R. To the extent significant, your disclosures should consider the disclosure guidance from SFAS 123R and SAB Topic 14.
Net Revenue, page 33
12. With a view toward expanded analysis and discussion, please tell us whether the industry downturn affected you and your competitors proportionately. If not, please explain the differences.
13. If any of your significant customers switched to a competitor`s products during the periods presented, please provide appropriate disclosure.
Provision for income tax, page 34
14. Please explain how and why the extraterritorial income tax exclusion affected your tax rate during the periods presented. Also explain why the state tax rate changed and what you mean by "tax method changes."
Business, page 41
15. Please explain the purpose, nature and effect of the 2003 recapitalization.
Management, page 52
16. Please disclose who was selected as a board member under each applicable agreement. Disclose who had the right to nominate that director. Also, clarify whether a majority of your board will be independent at the time of the offering.
Director Compensation, page 56
17. Please reconcile the terms of the annual option disclosed at the top of page 57 with the disclosure on page 59.
Summary Compensation Table, page 57
18. Please provide tables in the format required by Item 402 of Regulation S-K, including all information required by that Item. For example:

* The "All Other Compensation" column of the summary compensation table should not be included under the "Annual Compensation" heading.
* Your asterisk footnote inappropriately implies that the disclosure in the "All Other Compensation" column is affected by the limitation in Item 402(b)(2)(iii)(C)(1).
* Given that information for your fiscal 2003 was required in your previous filing, it also should be included in this filing. See Instruction to Item 402(b).

19. Please tell us why you removed individuals from the table. Employment Agreements, page 61
20. Please describe the "standard insurance and retirement benefits" mentioned in your description of the executive employment agreements.
Certain Relationships and Related Transactions, page 63
21. Please clarify whether TA Associates has contractually agreed to exercise its warrants, as you describe here, or whether they only "intend" to exercise as described on the top of page 69. Please cite to us with specificity the provisions of each exhibit that govern TA`s obligations in connection with this offering.
22. Please expand your disclosure about the indemnification you have provided to TA Associates including any time or amount limitations on such indemnification. Also, please identify any other provisions that survive the offering.
23. Please clarify whether your obligation to indemnify TA for "diminutions in value...relating to their involvement with" you requires you to pay for losses that TA may incur as a result of the market price of your securities.
24. Disclose the amounts paid under your obligation mentioned in the last sentence on page 63.
25. Please explain whether the Management Rights Agreement continues after the offering or Mr. Child`s board service. Also, file an executed version of this agreement.
26. Please explain to us how Pacific Support Group was able to pay amounts to Leonard and Theodore Foxman in excess of the amounts you paid to Pacific.
Principal and Selling Stockholders, page 66
27. Please identify any other individuals with investment or voting power over the shares held by the Employee Stock Ownership Plan. Clarify how the voting and investment control is allocated.
28. In footnote 6, please clarify why the plan`s shares are also listed in the ownership of the individual officers. Do those officers exercise a proportionate share of voting or investment power? When and how do they have access to those shares? Description of Capital Stock, page 68
29. Your disclosure may not be qualified by reference to statutes. Please revise accordingly.
Underwriting, Page 75
30. We note that the underwriters have reserved a certain number of shares to be sold in this offering to officers and employees. Please provide us with the following information:
* Please tell us the circumstances leading to the allotment of shares being reserved, including the timing and content of all communications with potential participants;
* Provide details on how the reserved share plan is being conducted, including how the prospective participants and the number of reserved shares will be determined;
* Tell us whether purchasers are required to establish accounts with the underwriters before the effective time, and, if so, whether any funds are deposited into any newly established brokerage accounts before the effective date of the registration statement;
* Tell us whether the procedures for the reserved shares differ from the procedures for the general offering to the public;
* We note that some of the persons who may purchase the shares are also within the categories of persons described in Item 404 of Regulation S-K. If applicable, please add the disclosure required by
Item 404 in an appropriate place in your document; and
* Provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Section 5 of the Securities Act and related rules.

Financial Statements, page F-1
31. Please update the financial statements when required by Rule
3-12
to Regulation S-X.

Exhibit 23.1

32. Please update the accountant`s consent with any amendment to the filing.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date
      You may contact Dennis Hult at (202) 551-3618 or in his absence, Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	John R. LeClaire, Esq.
      Martin Carmichael III, Esq.
      Michael Turner, Esq.





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Leonard Foxman
Eagle Test Systems, Inc.
January 11, 2006
Page 7